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                            July 13, 2023

       Joel Markovits
       Chief Financial Officer
       Reliance Global Group, Inc.
       300 Blvd. of the Americas, Suite 105
       Lakewood, New Jersey 08701

                                                        Re: Reliance Global
Group, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for
Fiscal Quarter Ended March 31, 2023
                                                            Response Dated May
25, 2023
                                                            File No. 001-40020

       Dear Joel Markovits:

              We have reviewed your May 25, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 9A. Controls and Procedures, page 37

   1.
                                                        We note you identified
a material weakness in disclosure controls and procedures related to the calculation of
earnings per share and concluded that they were ineffective at March
                                                        31, 2022, June 30,
2022, September 30, 2022 and March 31, 2023 as disclosed in your
                                                        Forms 10-Q/A or Form
10-Q. Considering this disclosure and the absence of disclosures about any changes in
controls through March 31, 2023, please amend your Form 10-K to disclose similar
information regarding the material weakness and change your conclusions regarding disclosure
controls and procedures and internal control over financial reporting or tell us why your
conclusions of effectiveness are appropriate.
 Joel Markovits
FirstName  LastNameJoel  Markovits
Reliance Global Group, Inc.
Comapany
July       NameReliance Global Group, Inc.
     13, 2023
July 13,
Page  2 2023 Page 2
FirstName LastName
Report of Independent Registered Public Accounting Firm, page F-1

2. Please amend your Form 10-K to include a signed audit report for the years ended
         December 31, 2022 and December 31, 2021. Refer to Rule 2-02(a) of Regulation S-X.
Form 10-Q for Fiscal Quarter Ended March 31, 2023

Note 1. Summary of Business and Significant Accounting Policies - Discontinued Operations, page 12

3. Please tell us and revise future filings to describe the expected manner (e.g., sale or abandonment) and timing of the disposal of the Medigap Healthcare Insurance Company,
         LLC. Refer to ASC 205-20-50-1.a.2.
4. Please tell us and revise future filings to disclose the major classes of assets and liabilities presented as discontinued operations as of each period end presented and discuss any changes in disclosed consolidated balance sheet line items from December 31, 2022 to
         March 31, 2023.
5. It appears you classify Medigap customer relationship intangible assets initially
         recognized as part of the January 2022 acquisition as    Other assets
   discontinued
         operations    at December 31, 2022 but subsequently reclassify them to
Intangibles, net at
         March 31, 2023. Please explain to us all the facts and circumstances related to classification and measurement of these customer relationship intangible assets at
         December 31, 2022 and March 31, 2023. Clearly discuss how you measured the amount of impairment at March 31, 2023 and if true, discuss why you did not recognize significantly more impairment related to them after the disposal of the Medigap business.
         Additionally, clearly discuss any continuing involvement with the Medigap business and customers in accordance with ASC 205-20-50-4A and 50-4B.
6. If true, please tell us and revise future filings to more clearly describe the loss from discontinued operations as primarily relating to the impairment of the remaining goodwill related to the Medigap acquisition.
Note 2. Goodwill and Other Intangible Assets, page 12

7. Please tell us and revise future filings to more clearly show the impact of the reclassification and impairment of goodwill and the reclassification of intangible assets related to the Medigap discontinued operations in the rollforward of goodwill and the detailed disclosure of intangible assets.
Note 9. Related Party Transactions, page 19

8. We note your disclosure that you issued a $1.5 million promissory note to YES
         Americana Group, LLC, a related party. Please tell us and revise your financial statements in future filings to separately disclose all material related party amounts on the face your balance sheet, income statement and statement of cash flows for all periods
 Joel Markovits
Reliance Global Group, Inc.
July 13, 2023
Page 3
         presented. Refer to Item 4-08(k) of Regulation S-X and ASC 235-10-S99-1(k).
       You may contact John Spitz at (202) 551-3484 or Michael Volley at (202) 551-3437 with any questions.



FirstName LastNameJoel Markovits                           Sincerely,
Comapany NameReliance Global Group, Inc.
                                                           Division of
Corporation Finance
July 13, 2023 Page 3                                       Office of Finance
FirstName LastName